UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NUCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-4119	13-1860817
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1915 Rexford Road, Charlotte, North Carolina		28211
(Address of principal executive offices)		(Zip Code)

Michael D. Keller

Vice President and Corporate Controller

Nucor Corporation

(704) 366-7000

(Name and telephone number, including are code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

In accordance with Section 1502 of the Dodd-Frank Act, which amends the Securities and Exchange Act of 1934 to add Section 13(p), Nucor Corporation (“Nucor” or “the Company”) has completed its assessment process to determine whether the products it manufactured during the year ended December 31, 2019 contained conflict minerals that were necessary to the functionality or production of the products it manufactured. Please refer to Rule 13p-1 and Form SD for definitions of the terms used in this disclosure, unless otherwise defined herein.

The Company believes that a very small portion of the products it manufactured during the reporting period contained conflict minerals that were necessary to the functionality or production of its products. However, based on its reasonable country of origin inquiry process, the Company has no reason to believe that the conflict minerals may have originated in covered countries or that they did not come from recycled or scrap sources.

Reasonable Country of Origin Inquiry Process

In order to determine if any of the Company’s manufactured products contain conflict minerals and whether, for each product, those minerals were necessary to the functionality or production of the manufactured product, Nucor developed a scoping process that utilized the expertise of employees from each of its product groups in its steel mills, steel products and raw materials segments.

For each Nucor product group, cross-functional teams were established that included purchasing, metallurgy, engineering and finance. These teams (i) completed a scoping document which listed the products the Company manufactured and sold to customers during 2019, (ii) evaluated the raw materials that were contained in each of those products utilizing a decision tree based on interpretive guidance provided by the SEC in its final rule about when a conflict mineral is necessary to the functionality of a product or when it is necessary to the production of a product and (iii) determined which products contained or potentially contained conflict minerals that were necessary to the functionality or production of the manufactured product. If the product contained or potentially contained a conflict mineral that was necessary to the functionality or production of the product, then the vendors of that raw material content were identified. All vendors that were identified from the decision tree scoping process as having the potential to have sold Nucor necessary conflict minerals were then incorporated into its reasonable country of origin inquiry survey process.

Nucor conducted a survey of the vendors identified in the scoping process using the Responsible Minerals Initiative conflict minerals reporting template in order to determine whether the products sold to us actually contained conflict minerals and, if conflict minerals were present, the country of origin of those conflict minerals. The template was developed by the Responsible Minerals Initiative as a means to collect vendor sourcing information related to conflict minerals. It includes questions regarding the origin of necessary conflict minerals included in a vendor’s products or process, the implementation of due diligence measures and conflict-free policies within the vendor’s supply chain, and a listing of smelters used by the vendor and its suppliers, among others.

A small number of the survey responses from the scoped-in vendors indicated that conflict minerals may have been present in some portion of the products that the vendor sold to Nucor. All of the vendors whose survey response included such an indication provided representations regarding the origin of those conflict minerals during the reasonable country of origin inquiry survey process, which included representations that the conflict minerals either did not originate in covered countries or came from recycled or scrap sources. In addition, the Company does not believe that the representations and information provided by such vendors was not reliable or accurate. Therefore, the Company has no reason to believe that the conflict minerals which may have been necessary to the functionality or production of its products originated in covered countries or did not come from recycled or scrap sources.

Recycled and Scrap Minerals

Scrap metal and scrap substitutes are the most significant element in Nucor’s total cost of steel production and the largest raw material input into its finished steel products such as joist, decking and metal buildings. Scrap metal used by Nucor is sourced from post-industrial or post-consumer scrap, melted in electric arc furnaces and poured into continuous casting systems to produce new steel. Nucor, through its wholly owned subsidiary The David J. Joseph Company and its affiliates, operates scrap recycling facilities and brokerage operations across the United States that serve as the primary source of scrap metal for Nucor’s steel mills. While such scrap metal may incidentally contain conflict minerals, they are not necessary to the functionality or production of the products manufactured utilizing the scrap. Further, we believe that the scrap meets the definition of “recycled and scrap sources” under item IIE4ci of the final rule and is therefore exempt from further due diligence processes.

Other Information

A copy of this conflict minerals disclosure is also available in the “Investor Relations” section, “SEC Filings” subsection, of the Company’s website at www.nucor.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nucor Corporation has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NUCOR CORPORATION

	By:	/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller

Dated: May 29, 2020